April 29, 2014

VIA EDGAR

Ms. Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	AvalonBay Communities, Inc. Form 10-K for the year ended December 31, 2013 Filed March 3, 2014 File No. 001-12672

Dear Ms. Gowetski:

This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 10, 2014 and received by the Company on April 16, 2014.  For your convenience, the Staff’s comments and the responses thereto are set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 2. Communities, page 23

1.        We note that your disclosure on page 24 that, for the years ended December 31, 2013, 2012 and 2011, there were 7, 17 and 7 communities removed respective from the Established Communities portfolio.  In future Exchange Act periodic reports, please revise to briefly disclose why such communities were removed from the Established Communities portfolio.

Response No. 1:

In response to the Staff’s comment, the Company supplementally informs the Staff that the Company removes a community from its Established Communities portfolio for the upcoming year (and then generally maintains that designation) if the Company believes that planned activity for a community for the upcoming year will result in that community’s expected operations not being comparable to the prior year period.  The Company believes that a community’s expected operations will not be comparable to the prior year period when it intends either i) to undertake a significant capital renovation of a community, such that the Company would consider the community to be classified as a Redevelopment Community; or ii) to dispose of a community through a sale or other disposition transaction.  As disclosed in the Company’s periodic reports filed with the Commission, the Company classifies a community as a Redevelopment Community when the capital it will invest in the reconstruction effort is expected to exceed the lesser of $5,000,000 or 10% of the Company’s pre-redevelopment basis.   The Company expects that the additional capital expended to redevelop a community (which could include, by way of example, new or refinished counters, cabinets and appliances in kitchens) will generate improved rents upon completion of the redevelopment, which creates a year over year increase that is attributable to factors other than the operations of a community in the normal course of business.

The Company proposes to expand its disclosure in future Annual Reports on Form 10-K by providing a brief discussion explaining the reason that the Company removed communities from its Established Communities portfolio, following the discussion of the number of communities added to and removed from the Established Communities portfolio, as shown below using the information on page 24 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”) for illustrative purposes with the revised portions underlined to facilitate your review:

Ms. Jennifer Gowetski

Securities and Exchange Commission

April 29, 2014

We generally establish the composition of our Established Communities portfolio annually.  For the years ended December 31, 2013, 2012 and 2011, there were 19, 11 and 14 communities added to the Established Communities portfolio, respectively, and 7, 17 and 7 communities removed, respectively.  The Company removes a community from its Established Communities portfolio for the upcoming year (and then generally maintains that designation) if the Company believes that planned activity for a community for the upcoming year will result in that community’s expected operations not being comparable to the prior year period.  The Company believes that a community’s expected operations will not be comparable to the prior year period when it intends either  i) to undertake a significant capital renovation of the community, such that the Company would consider the community to be classified as a Redevelopment Community; or ii) to dispose of a community through a sale or other disposition transaction.  For the years ended December 31, 2013, 2012 and 2011, the Company removed 5, 10 and 6 communities from its Established Communities portfolio due to a reclassification to the Redevelopment Community portfolio on account of then current or expected redevelopment, and removed 2, 7 and 1 community(ies) from its Established Communities portfolio due to the planned disposition of the communities.

Development Communities, page 36

2.        In future Exchange Act periodic reports, please revise to provide the costs incurred to date for material developments.  For completed developments, please revise to disclose development costs per square foot and clarify whether leasing costs are included.

Response No. 2:

In response to the Staff’s comment, the Company supplementally informs the Staff that, in the 2013 10-K, it disclosed the aggregate costs incurred to date for its material developments in the table beginning on page 28 under Item 2., “Communities,” under the heading “Financial reporting cost.”  The Company proposes to revise its disclosure in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, to include a column in its summary of Development Communities table, included on page 36 of the 2013 10-K, that discloses the costs incurred to date for each Development Community.

In addition, for completed developments, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, the Company proposes providing both the aggregate costs incurred as well as the cost per square foot, utilizing the tabular format as shown below using the Company’s disclosure following the table beginning on page 36 of the 2013 10-K for illustrative purposes:

During the year ended December 31, 2013, the Company completed the development of the following communities:

		Number of apartment homes	Total capitalized cost ($ millions) (1)	Approximate rentable area (Sq. Ft.)	Total capitalized cost per Sq. Ft.	Quarter of completion

1	Avalon Garden City	204	$67.5	288,443	$234	Q1 2013
	Garden City, NY
2	Avalon Park Crest	354	77.0	288,231	267	Q1 2013
	Tysons Corner, VA
3	AVA H Street	138	32.9	95,594	344	Q1 2013
	Washington, DC
4	Avalon Irvine II	179	45.2	160,987	281	Q2 2013
	Irvine, CA
5	AVA Ballard	265	63.1	190,043	332	Q2 2013
	Seattle, WA
6	Avalon at Wesmont Station II	140	22.8	146,799	155	Q2 2013
	Wood-Ridge, NJ
7	Avalon Hackensack	226	44.3	228,184	194	Q3 2013
	Hackensack, NJ
8	Avalon Shelton	250	48.2	249,190	193	Q3 2013
	Shelton, CT
9	Avalon Somerset	384	75.9	390,365	194	Q4 2013

Ms. Jennifer Gowetski

Securities and Exchange Commission

April 29, 2014

	Somerset, NJ
10	Avalon Natick	407	79.1	362,744	218	Q4 2013
	Natick, MA
11	Avalon East Norwalk	240	46.1	223,698	206	Q4 2013
	Norwalk, CT
12	Eaves West Valley II	84	17.3	71,136	243	Q4 2013
	San Jose, CA
	Total	2,871	$619.4

(1) Total capitalized cost is as of December 31, 2013.  The Company generally anticipates incurring additional costs that are customary for new developments associated with these communities.

In addition, the Company supplementally informs the Staff that, in the 2013 10-K, it disclosed its policy for accounting for expenses incurred during the initial lease-up of a Development Community on page 70 under Item 7, “Management’s Discussion and Analysis – Critical Accounting Policies – Cost Capitalization,” and on page F-10 under Item 15, 15(a)(1) Financial Statements, Notes to Consolidated Financial Statements – Footnote 1. Organization and Basis of Presentation – Real Estate.  The Company proposes to expand its disclosure in future Annual Reports on Form 10-K by explicitly stating that all leasing related costs associated with new developments are recognized in earnings over the term of the lease, as shown below using the information included in the 2013 10-K for illustrative purposes, with the revised portions underlined to facilitate your review:

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Cost Capitalization

We capitalize costs during the development of assets.  Capitalization begins when we determine that development of a future asset is probable and continues until the asset, or a portion of the asset, is delivered and is ready for its intended use. For redevelopment efforts, we capitalize costs either (i) in advance of taking apartment homes out of service when significant renovation of the common area has begun and continue until the redevelopment is completed, or (ii) when an apartment home is taken out of service for redevelopment and continue until the redevelopment is completed and the apartment home is available for a new resident. Rental income and operating expenses incurred during the initial lease-up or post-redevelopment lease-up period are fully recognized in earnings as they accrue.  We defer costs associated with originating new leases, recognizing the impact of these costs in earnings over the term of the lease.

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULE

15(a)(1) Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Real Estate

Project costs related to the development, construction and redevelopment of real estate projects (including interest and related loan fees, property taxes and other direct costs) are capitalized as a cost of the project. Indirect project costs that relate to several projects are capitalized and allocated to the projects to which they relate.  Indirect costs not clearly related to development, construction and redevelopment activity are expensed as incurred.  For development, capitalization (i) begins when the Company has determined that development of the future asset is probable, (ii) can be suspended if there is no current development activity underway, but future development is still probable and (iii) ends when the asset, or a portion of an asset, is delivered and is ready for its intended use, or the Company’s intended use changes such that capitalization is no longer appropriate. For redevelopment efforts, the Company capitalizes costs either (i) in advance of taking homes out of service when significant renovation of the common area has begun until the redevelopment is completed, or (ii) when an apartment home is taken out of service for redevelopment until the redevelopment is completed and the apartment home is available for a new resident.  Rental income and operating costs incurred during the initial lease-up or post-redevelopment lease-up period are recognized in earnings as incurred.  The Company defers costs associated with originating new leases, recognizing the impact of these costs in earnings over the term of the lease.

Ms. Jennifer Gowetski

Securities and Exchange Commission

April 29, 2014

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K for the year ended December 31, 2013; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Keri Shea, Senior Vice President, Finance and Treasurer (principal accounting officer), at (703) 329-6300 if any questions arise concerning the responses contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Cc:	Timothy J. Naughton, Chairman, Chief Executive Officer and President AvalonBay Communities, Inc.

     Kevin O’Shea, Executive Vice President, Capital Markets
 AvalonBay Communities, Inc.

     Edward M. Schulman, Executive Vice President, General Counsel and Secretary
 AvalonBay Communities, Inc.

     Keri Shea, Senior Vice President, Finance and Treasurer

     AvalonBay Communities, Inc.